FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2003

                        Commission File Number: 001-15276

                       Banco Itau Holding Financeira S.A.
                       (Itau Holding Financing Bank S.A.)
                 (Translation of Registrant's Name Into English)


                               Rua Boa Vista, 176
                         01014-919 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.     Form 20-F X    Form 40-F
                                                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No X
   ---     ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Banco Itau Holding Financeira S.A.
                                                         (Registrant)


Date: June 10, 2003                  By:   /s/ Alfredo Egydio Setubal
                                          ----------------------------
                                          Name:   Alfredo Egydio Setubal
                                          Title:  Investor Relations Officer

                                     By:   /s/ Silvio Aparecido de Carvalho
                                          ---------------------------------
                                          Name:   Silvio Aparecido de Carvalho
                                          Title:  Chief Accounting Officer

                                  EXHIBIT INDEX


99.1 Public Offering for the Acquisition of the Shares of the Banks: BANCO BEG S.A., BANCO BEMGE S.A. AND BANCO BANESTADO S.A.
99.2     Public Offering for the Acquisition of Shares of Banco Bemge S.A.
99.3     Public Offering for the Acquisition of Shares of Banco Beg S.A.
99.4     Public Offering for the Acquisition of Shares of Banco  BANESTADO S.A